Filed Pursuant to Rule 424(b)(3)

Registration Statement File No. 333-106856

PROSPECTUS

86,251 Shares

Red Hat, Inc.

Common Stock

The selling stockholders identified in this prospectus may offer and sell the shares of common stock offered by this prospectus from time to time. We previously issued the shares in a private offering to acquire the selling stockholders’ business.

We are registering the offer and sale of the shares held by the selling stockholders to satisfy our contractual obligations to provide the selling stockholders with freely tradable shares. Red Hat will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

The common stock is quoted on the Nasdaq National Market under the symbol “RHAT.” The last reported sale price of the common stock on January 9, 2004 was $20.39 per share. You are urged to obtain current market data, and should not use the market price on January 9, 2004 as a prediction of the future market price of the common stock.

See “Risk Factors” section beginning on page 3 to read about certain factors you should consider before buying shares of our common stock.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 12, 2004.

SUMMARY

You should read the following summary together with the more detailed information appearing elsewhere in, or incorporated by reference into, this prospectus. You should also read our financial statements and the notes to those statements incorporated by reference into this prospectus.

RED HAT

We are the recognized global technology brand leader in providing an enterprise operating system and related systems management service based on open source technology for the information technology infrastructure of the Global 2000. Our enterprise solutions meet the functionality requirements and performance demands of the large enterprise and third-party computer hardware and software applications that are critical to the large enterprise. In April 2002, we launched the first in a line of Red Hat Enterprise Linux solutions for large enterprise customers, Red Hat Enterprise Linux AS. Red Hat Enterprise Linux AS was available for shipment in May 2002. Red Hat Enterprise Linux AS was developed to compete with proprietary Unix and Windows 2000 as the primary operating platform for applications in the middle tier and data center of the information technology infrastructure of large enterprises. In March 2003, we launched three additional technology solutions in the Red Hat Enterprise Linux line: Red Hat Enterprise Linux ES, Red Hat Enterprise Linux WS, and Red Hat Enterprise Network. Red Hat Enterprise Linux ES and WS broaden the areas of the information technology infrastructure to which our enterprise operating platforms are relevant.

Our current version of Red Hat Enterprise Linux is Red Hat Enterprise Linux 3, which was released in late October 2003. Red Hat Enterprise Linux 3 represents a major milestone for us as it significantly expands the number of hardware platforms that Red Hat Enterprise Linux supports and adds, we believe, most of the important functionality needed by the large enterprise to allow deployment of Red Hat Enterprise Linux as the operating system in the most mission critical application areas of the large enterprise.

We provide the chief information officers of the largest companies in the world with the choice of a Red Hat Enterprise Linux operating platform for all application areas including the technical/developer workstation, edge of the network applications, the middle tier of the information technology infrastructure (applications such as database ERP and large file systems) and the data center. Red Hat Network provides an integrated management service that allows our Red Hat Enterprise Linux technologies to be updated and configured and the performance of these technologies to be monitored all in an automated fashion. These technology solutions, and the enterprise technology and systems management offerings that will follow them, reflect our commitment to provide an enterprise-wide infrastructure platform based on open source technology. In addition, we have developed a complete suite of training offerings and consulting services that enable large enterprise customers to capture the significant cost, performance and scalability benefits of our enterprise software solutions.

We have gained widespread independent software vendor support from many independent software vendors to the large enterprise for our Red Hat Enterprise Linux platform, including, among others, Oracle (Oracle 9i RAC, Oracle 9i Application Server, Oracle Collaboration Suite), IBM (WebSphere, DB2 and Tivoli) and VERITAS (VERITAS Cluster Server and VERITAS Foundation Suite). In addition, we have signed global strategic agreements with many of the leading providers of Intel-based server and workstation hardware to the large enterprise, which include Dell, HP, Fujitsu and IBM, all of which have agreed to support our Red Hat Enterprise Linux offerings on certain of their Intel-based servers and work stations. In addition, each of these companies has agreed to pre-load Red Hat Enterprise Linux on certain of their Intel-based servers and workstations and sell the hardware and Red Hat Enterprise Linux to their customers as a pre-configured solution. We believe that the distribution of Red Hat Enterprise Linux and our layered infrastructure technologies by these companies will be one of our most critical channels of distribution.

We view Red Hat Enterprise Linux 3 as the foundation upon which we will build an open source architecture for the enterprise. It is our strategy to provide an open source alternative to many of the proprietary infrastructure software applications currently used by large enterprises. However, we believe it is essential to our success that we provide our customers choice at all times, which means that we will aim to ensure that competing proprietary infrastructure software performs as well on our Red Hat Enterprise Linux platform as any open source infrastructure software that we distribute. Each layer of our open source architecture for which our customers subscribe will result in additional incremental annual revenues.

We were incorporated in Connecticut in 1993 under the name ACC Corp, Inc., which subsequently changed its name to Red Hat Software, Inc. Red Hat Software, Inc. reincorporated in Delaware in 1998 and changed its name to Red Hat, Inc. in 1999. Our principal executive offices are located at 1801 Varsity Drive, Raleigh, North Carolina 27606 and our telephone number at that address is (919) 754-3700. Our website is located at www.redhat.com. The information on our website is not part of the prospectus or this registration statement.

Our principal executive offices are located at 1801 Varsity Drive, Raleigh, North Carolina 27606. Our telephone number is (919) 754-3700.

RISK FACTORS

You should carefully consider and evaluate all of the information in this prospectus, including the risk factors set forth below and the documents incorporated by reference into this prospectus, before investing in the shares being offered. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to our Business Model

We depend on the support of Linux developers not employed by us for improvements and advancement of our Red Hat Enterprise Linux technologies.

We may not be able to release major product releases and upgrades of Red Hat Enterprise Linux on a timely basis because the heart of Red Hat Enterprise Linux, the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of engineers, many of whom are not employed by us, are primarily responsible for the development and evolution of the Linux kernel. If this group of developers fails to further develop the Linux kernel or if Mr. Torvalds or prominent Linux developers who are members of this group and are currently employed by us were to join one of our competitors, no longer be employed by us or no longer work on the Linux kernel, we would have to either rely on another party to further develop the kernel or develop it ourselves. We cannot predict whether enhancements to the kernel would be available from reliable alternative sources. We could be forced to rely to a greater extent on our own development efforts, which would increase our development expenses and may delay our product release and upgrade schedules. In addition, any failure on the part of the kernel developers to further develop and enhance the kernel could stifle the development of additional Linux-based applications.

If we fail to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading companies, we may not be able to attract and retain a larger customer base.

Our success depends in part on our ability to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading hardware manufacturers (such as Hewlett-Packard, Dell, IBM, Fujitsu and others), distributors, software vendors (such as Oracle) and enterprise solutions providers.

These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to through our direct sales and marketing efforts. We may not be able to maintain these relationships or replace them on attractive terms. In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As a result, many of the companies with which we have strategic alliances pursue alternative technologies and develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing, and technical support.

If third-party enterprise software application providers do not continue to make their new applications compatible with our Linux-based operating systems, our software will cease to be competitive.

Our products will not be competitive unless new enterprise software applications continue to be compatible with our Linux-based operating systems. We intend to encourage the development of additional applications that operate on Linux-based operating systems by attracting third-party developers to the Linux platform, providing open source tools to create these applications and maintaining our existing developer relationships through marketing and technical support for third-party developers. If we are not successful in achieving these goals, however, our products will not be competitive and our sales growth will be adversely affected.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our products and damage our reputation.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we adopt new technology and incorporate it into our products and competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the Red Hat brand and result in decreased revenue.

There are few technology barriers to entry in the open source market.

One of the characteristics of open source software is that anyone can modify the existing software or develop new software that competes with existing open source software. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for a competitor with greater resources than ours to develop its own open source operating system solution, potentially reducing the demand for our solutions.

We have entered into and may continue to enter into or seek to enter into business combinations and acquisitions, which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

We have acquired several businesses, including, most recently, Sistina Software, Inc. on December 23, 2003. As part of our business strategy, we may enter into additional business combinations and acquisitions in the future. We have limited experience in making acquisitions. In addition, acquisitions are typically accompanied by a number of risks, including:

•	the difficulty of integrating the operations and personnel of the acquired companies;

•	the maintenance of acceptable standards, controls, procedures and policies;

•	the potential disruption of our ongoing business and distraction of management;

•	the impairment of relationships with employees and clients as a result of any integration of new management and other personnel;

•	the inability to maintain a relationship with clients of the acquired business;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	expenses related to the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

If we are not successful in completing acquisitions that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete the acquisitions. In addition, with future acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution, or incur substantial debt. Any future acquisitions may not generate additional revenue for us.

If we fail to effectively manage our growth, our operations and financial results could be adversely affected.

We have expanded our operations rapidly in recent years. For example, our aggregate revenues increased from approximately $65.0 million for the nine months ended November 30, 2002 to approximately $89.1 million for the nine months ended November 30, 2003. As of November 30, 2003, we had 602 employees, up from 569 as of November 30, 2002. In addition, we continue to explore ways to extend our product and service offerings, and geographic reach. Our growth has placed and may continue to place a strain on our management systems, information systems, resources and internal controls. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. We have, with our audit committee, undertaken to review and improve our financial and managerial controls, reporting systems and procedures. We will need to continue to modify and improve these controls, systems and procedures and other internal controls and compliance procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth and improve our controls, systems and procedures, our operations and financial results could be adversely affected.

Risks Related to our Financial Results and Condition

We have incurred substantial net losses on a GAAP basis in the past and may not be able to maintain profitability.

We have incurred net losses in seven of our previous eight fiscal years, including our most recent fiscal year ended February 28, 2003. As of November 30, 2003, we had an accumulated deficit of $281.4 million. While we have achieved profitability in the first nine months of the current fiscal year, we cannot be certain that we will be able to sustain profitability. Failure to remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

You should not rely on our quarterly results of operations as an indication of our future results.

Due to the unpredictability of the technology spending environment, our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter. We base our current and projected future expense levels in part on our estimates of future revenue. Our expenses are, to a large extent, fixed in the short term. We may not be able to adjust our spending quickly enough to protect our projected operating results for a quarter if our revenue in that quarter falls short of our expectations. If our future operating results fall below expectations of securities analysts or investors, the market price of our common stock may decline.

We may not be able to effectively attract additional enterprise customers and preserve relationships with current enterprise customers, which could adversely affect revenue.

Historically, we focused our sales and marketing efforts on product sales to individuals. In late fiscal 2002, we began to focus the predominant portion of our sales and marketing efforts on expanding our enterprise customer base. To this end, we have invested extensively to attract enterprise customers. While we have been successful to date in acquiring large enterprise customers, if we are unsuccessful in gaining additional large enterprise customers or in securing subscription renewals from existing enterprise customers, it will adversely affect our future revenue. In addition, while our subscription agreements generally provide for renewals at prices that are the same as those in effect for the initial term or at then current list prices, there can be no assurance that customers will renew their subscription agreements at the end of the initial or any renewal term or that customers will not seek to condition any renewal on reduced prices. Any failure to obtain customer renewals, or any reduction in prices upon renewals, could harm our business.

We may not be able to continue to attract capable management personnel.

Over the past three years we have built our management team during a time of significant unemployment and downturn in the technology sector. This has given us the opportunity to attract highly capable management personnel. However, our ability to retain key management personnel or hire capable new management personnel as we grow may be challenged if the technology sector rebounds and/or if companies with more generous compensation packages or greater perceived growth opportunities compete for the same personnel.

We depend on our key personnel.

Our future success depends on the continued services of a number of key officers, including our Chief Executive Officer and President, Matthew J. Szulik, our Executive Vice President—Engineering, Paul Cormier, our Chief Financial Officer, Kevin B. Thompson, and our Executive Vice President—Worldwide Sales Alex Pinchev. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of one or a group of our key employees, particularly to a competitor, and any resulting loss of customers could reduce our market share and diminish the Red Hat brand.

We may lack the financial and operational resources needed to increase our market share and compete effectively with Unix operating systems providers, Microsoft, other established operating systems developers, software development tools developers and certain infrastructure service providers.

In the market for operating systems, we face significant competition from larger companies with greater financial resources and name recognition than we have. These competitors, which offer hardware-independent multi-user operating systems for Intel platforms and/or UNIX-based operating systems, include Microsoft, Novell, IBM, Sun Microsystems, Hewlett-Packard, and Unisys. In the future, these competitors may develop and market a competing open source operating system.

As we increase our services offerings, we may face competition from larger companies that currently provide service and training related to the Linux operating system as well as other operating systems, particularly UNIX-based operating systems, due to the fact that Linux- and UNIX-based operating systems share many common features. These companies, including IBM and Hewlett-Packard, may be able to leverage their existing service organizations and provide higher levels of consulting and training on a more cost-effective basis than we can. We may not be able to compete successfully with current or potential competitors.

We may not be able to meet the operational and financial challenges that we will encounter as our international operations continue to expand.

As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. For example:

•	we may have difficulty managing and administering a globally-dispersed business;

•	fluctuations in exchange rates may negatively affect our operating results;

•	we have to comply with a wide variety of foreign laws;

•	we may not be able to adequately protect our intellectual property rights overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

•	export controls and times of crisis could prevent us from shipping our products into and out of certain markets;

•	changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries; and

•	economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

Any failure by us to effectively manage the challenges associated with the international expansion of our operations could adversely affect our business, operating results and financial condition.

Risks Related to Legal Uncertainty

We could be prevented from selling or developing our software if the GNU General Public License and similar licenses under which our products are developed and licensed are not enforceable.

The Linux kernel and the Red Hat Linux operating system have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. The GNU General Public License is a subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. It is possible that a court would hold these licenses to be unenforceable in that litigation or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing our products.

Our subscription-based contract model may encounter customer resistance.

The subscription agreement for Red Hat Enterprise Linux requires customers to agree to a subscription for our systems management services for each machine on which they deploy Red Hat Enterprise Linux. At the same time, the subscription agreement places no restriction on the customer’s right to redistribute Red Hat Enterprise Linux. While we believe this practice fully complies with the requirements of the GNU General Public License and while we have reviewed this practice with the Free Software Foundation, the organization that maintains and provides interpretations of the GNU General Public License, we may still encounter customer resistance to this distribution model. To the extent we are unsuccessful in promoting or defending this distribution model, our business and operating results could be materially and adversely affected.

We are vulnerable to claims that our products infringe third-party intellectual property rights because our products are comprised of distinct software components, many of which are developed by numerous independent parties, and an adverse legal decision affecting our intellectual property could materially harm our business.

We are vulnerable to claims that our products infringe third-party intellectual property rights because our products are comprised of distinct software components, many of which are developed by numerous independent parties. Claims for infringement of intellectual property rights may be filed and often seek damages and injunctive relief. In particular, third parties may assert claims for infringement or claims based on trade secret theories. The risk of infringement claims is exacerbated by the fact that much of the code in our products is developed by numerous independent parties over whom we exercise no supervision or control. It is further exacerbated by our lack of access to unpublished software patent applications. Claims of infringement could require us to seek to obtain licenses from third parties in order to continue offering our products, reengineer our products, or discontinue the sale of our products in the event reengineering could not be accomplished on a timely basis.

SCO Group, Inc., or SCO, has publicly alleged that certain Linux kernels contain unauthorized UNIX code or derivative works. On August 4, 2003, we filed a complaint against SCO in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that we are not infringing any of SCO’s intellectual property rights. SCO moved to dismiss the complaint and, to date, has not asserted a claim of infringement against us. Uncertainty concerning SCO’s allegations, regardless of their merit, could adversely affect sales of our products. If SCO were to prevail in this or other actions related to their claims regarding Linux, our business could be materially and adversely affected.

Defending patent infringement, copyright infringement and/or trade secret claims, even claims without significant merit, can be expensive and can divert management’s attention. An adverse legal decision affecting our intellectual property could materially harm our business.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite testing by ourselves and our customers, errors have been and may continue to be found in our products after commencement of commercial shipments. This risk is exacerbated by the fact that much of the code in our products is developed by independent parties over whom we exercise no supervision or control. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based operating systems and other open source software products.

In addition, failures in our products could cause system failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. In addition, our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

Our efforts to protect our trademarks may not be adequate to prevent third parties from misappropriating our intellectual property rights.

Our most valuable intellectual property is our collection of trademarks. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter misappropriation of our trademark rights. Although we do not believe that we have suffered any material harm from misappropriation to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights in a timely manner. We have registered some of our trademarks in the Americas, Europe, Asia and Australia and have other trademark applications pending in each of those regions. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to adequately protect our trademark rights could damage or even destroy the Red Hat brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

Risks Related to the Market for Our Common Stock

Our stock price has been volatile historically and may continue to be volatile. The price of our common stock may fluctuate significantly, which may make it difficult for holders to resell shares of our common stock at attractive prices.

The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended December 31, 2003, the closing prices of our common stock as reported on the Nasdaq National Market ranged from a high of $18.98 to a low of $5.06. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;

•	announcements relating to strategic relationships, acquisitions or investments;

•	changes in financial estimates or other statements by securities analysts;

•	changes in general economic conditions;

•	announcements by us or others related to Linux;

•	terrorist attacks, and the effects of war;

•	changes in the economic performance and/or market valuations of other software and high-technology companies; and

•	potential adverse developments in litigation concerning open source software generally and Linux in particular.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our securities could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high-technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public’s perception of open source software companies, or software companies in general, could depress our stock price regardless of our operating results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and registration statement and the documents incorporated by reference in this prospectus and registration statement contain forward-looking statements. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

When used herein, the words “anticipate,” “believe,” “estimate,” “intend,” “will,” and similar expressions as they relate to us are intended to identify such statements as “forward-looking statements.” Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Our actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of us, and reported results should not be considered as an expectation of future performance. The potential risks and uncertainties include, among other things, those described under “Risk Factors” elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RED HAT

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities Exchange Commission (the “SEC”). These reports and information relate to our business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Copies may be obtained from the SEC by paying the required fees. The SEC maintains an internet web site that contains reports, proxy and information statements and other information regarding Red Hat and other registrants that file electronically with the SEC. The SEC’s web site is located at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to documents we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the selling stockholders sell all the shares offered by this prospectus or we terminate the offering.

(1)	The section entitled “Description of the Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A (File No. 00026281) filed on June 4, 1999, pursuant to Section 12(g) of the Exchange Act;

(2)	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2003 (File No. 00026281);

(3)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003 (File No. 00026281);

(4)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003 (File No. 00026281);

(5)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003 (File No. 00026281);

(6)	Our Current Report on Form 8-K filed December 18, 2003 (File No. 00026281);

(7)	Both of our Current Reports on Form 8-K filed January 6, 2004 (File No. 00026281);

(8)	Our Current Report on Form 8-K filed January 7, 2004 (File No. 00026281); and

(9)	Our Amendment to Current Report on Form 8-K filed January 9, 2004 (File No. 00026281).

We will provide a free copy of any or all of the documents incorporated by reference in this prospectus (excluding exhibits to these documents unless the exhibits are specifically incorporated by reference) to anyone who receives this prospectus. Written or telephone requests should be directed to Mark H. Webbink, General Counsel, Red Hat, Inc., 1801 Varsity Drive, Raleigh, North Carolina 27606.

This prospectus is part of a Registration Statement on Form S-3 filed with the SEC by Red Hat. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or other filing. You may obtain a copy of the registration statement and the exhibits filed with it from the SEC at any of the locations listed above.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. In February 2001, we completed the acquisition of Planning Technologies, Inc., or PTI, which was accounted for as a pooling of interests. Prior to our acquisition of PTI, it had paid dividends of $3.9 million to its shareholders in connection with the acquisition of a division of another company. We anticipate that our future earnings will be retained for the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

SELLING STOCKHOLDERS

On October 7, 2002, Red Hat acquired all of the outstanding stock of NocPulse, Inc. (“NocPulse”) in a merger transaction that resulted in the issuance of 322,312 shares of Red Hat common stock to stockholders of NocPulse. The shares were issued by Red Hat in reliance upon private offering exemptions from registration under the Securities Act. As part of the merger transaction, Red Hat agreed to register the shares for resale.

The following table sets forth certain information known to Red Hat regarding the beneficial ownership of the shares to be offered by this prospectus as of January 9, 2004 and as adjusted to reflect the sale of the shares of common stock in this offering.

Unless otherwise indicated, to the knowledge of Red Hat, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person’s spouse.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares to be Sold in the Offering	Number of Shares Beneficially Owned After the Offering	Percent of Shares Beneficially Owned After the Offering
Aronoff, David B.	30	30	0	*
Bhusri, Aneel	694	694	0	*
Brady III, William J.B.	464	464	0	*
Bullington Living Trust (1)	464	464	0	*
Charles Chi and Renee Van Dieen, Tenants in Common	1,003	1,003	0	*
Cox Jr., Howard B.	2,701	2,701	0	*
Greylock X Limited Partnership (2)	65,153	65,153	0	*
Greylock X-A Limited Partnership (2)	4,959	4,959	0	*
Hazard Family Trust for Charles Michael Hazard III (3)	18	18	0	*
Hazard Family Trust for Isabelle Powell Hazard (3)	18	18	0	*
Hazard Family Trust for Whitney Keane Hazard (3)	18	18	0	*
Hazard Jr., Charles M.	638	638	0	*
Kaiser, William S. (4)	758,815	1,373	757,442	*
Leonard, Geoffrey P. (5)	66	66	0	*
Mapache Investments, L.P. (6)	1,563	1,563	0	*
McCance Family Limited Partnership (7)	2,701	2,701	0	*
Orrick Investments 2001, LLC (8)	1,259	1,259	0	*
PWB Limited Partnership (9)	1,591	1,591	0	*
Samberg, Jeff	323	323	0	*
Strohm, David N. (10)	521	521	0	*
Sze, David	694	694	0	*

*	Represents less than 1% of the outstanding common stock.
(1)	Brett Bullington, the trustee, possesses the voting and investment power with respect to the Red Hat shares held by this trust.
(2)	Greylock X GP Limited Partnership (the “GP Partnership”) is the general partner of Greylock X Limited Partnership (“Greylock X LP”) and Greylock X-A Limited Partnership (“Greylock X-A LP”). The co-managing partners of the GP Partnership are William H. Helman and David N. Strohm. The GP Partnership and Messrs. Helman and Strohm may be deemed to share voting and investment power with respect to the shares of Red Hat held by Greylock X LP and Greylock X-A LP. Messrs. Helman and Strohm disclaim beneficial ownership of the Red Hat shares held by Greylock X LP and Greylock X-A LP except to the extent of their pecuniary interest in such shares.
(3)	Katharine Hazard Flynn, the trustee, possesses sole voting and investment power with respect to the Red Hat shares held by these trusts.
(4)	Mr. Kaiser is a director of Red Hat and the shares he beneficially owns represent less than 1% of Red Hat’s outstanding common stock. His beneficial ownership includes 58,335 shares issuable under presently exercisable stock options. Mr. Kaiser is selling in this offering only the shares of Red Hat he received when Red Hat acquired NocPulse.
(5)	Excludes the 1,259 shares owned by Orrick Investments 2001, LLC, as to which Mr. Leonard shares beneficial ownership.

(6)	The Strohm-Reavis Revocable Trust is the general partner of Mapache Investments, L.P. (“Mapache”). David N. Strohm and Kathryn Reavis, co-trustees of the general partner, have shared voting and investment power with respect to the shares of Red Hat held by Mapache.
(7)	Henry F. McCance, the general partner, has sole voting and investment power with respect to the shares of Red Hat owned by this limited partnership.
(8)	Geoffrey P. Leonard and Peter Lillevand, members, share voting and dispositive power with respect to the Red Hat shares owned by this limited liability company.
(9)	PWB, LLC (the “LLC”) is the general partner of PWB Limited Partnership (the “LP”). Peter W. Bell and Anastasios Parafestas are the co-general managers of the LLC and share voting and investment power over the shares owned by the LP. Each of the co-general managers disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(10)	Excludes the 65,153, 4,959 and 1,563 shares owned through Greylock X LP, Greylock X-A LP and Mapache, respectively, as to which Mr. Strohm shares beneficial ownership.

PLAN OF DISTRIBUTION

Red Hat has registered the 86,251 shares of the common stock offered hereby on behalf of the selling stockholders. As used herein, “Selling Stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Stockholder, as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the common stock offered hereby will be borne by Red Hat. Brokerage commissions and similar selling expenses, if any, attributable to the sale of these shares of common stock will be borne by the Selling Stockholders. Sales of shares may be effected by Selling Stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares (in transactions entered into only after the date of this prospectus) or a combination of these methods of sale, at market prices prevailing at the time of sale or at negotiated prices. These transactions may or may not involve brokers or dealers. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is their any underwriters or broker-dealers acting in connection with the proposed sale of shares by the Selling Stockholders.

The Selling Stockholders may effect transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both. This compensation might be in excess of customary commissions.

The Selling Stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

Upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a post-effective amendment to our registration statement that includes a supplement to this prospectus, disclosing (i) the name of the Selling Stockholder and the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, (v) that the broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference into this prospectus and (vi) other facts material to the transaction. In addition, upon being notified by a Selling Stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

TRANSFER AGENT

The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

LEGAL MATTERS

The validity of the shares of common stock to be issued in this offering will be passed upon for Red Hat by Moore & Van Allen PLLC, Charlotte, North Carolina.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended February 28, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.